SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  February 20, 2025

Q4 2024
Earnings
Presentation


R$ 150,00

Feb 20, 2025

Welcome



Jörg Friedemann

Investor Relations Officer



David Vélez

Founder, Chief Executive Officer and Chairman



Youssef Lahrech

President and Chief Operating Officer



Guilherme Lago

Chief Financial Officer



Jag Duggal

Chief Product Officer

Disclaimer

This presentation speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This presentation contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on April 19, 2024. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain.

In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to "R$" refer to the Brazilian Real, the official currency of Brazil.


Lucas Oliveira
nu
Maria Almeida
nu

Continued Growth of One of the World's Largest Digital Banking Platforms

2024 Main Highlights

114.2MM Customers
+20.4M YoY from 93.9MM
58% of Adult Population of Brazil

94.9MM Active Customers
+22% YoY from 78.0MM
83% Monthly Activity Rate

US$28.9BN Total Deposits
+55% YoY FXN from US$23.7BN

US$11.2BN Interest Earning Portfolio
+75% YoY FXN from US$8.2BN



Customers (MM)
Brazil
Nu Mexico
Nu Colombia
0 0 0 0 0 0 0 0 1 1 1 1 2 2 2 3 4 4 5 6 8 11 16 20 24 26 30 33 37 42 48 54 60 65 70 75 79 84 89 94 99 105 110 114
2014
2017
2020
2021
2022
2023
2024

Note 1: Adult population market share is calculated as the Nu's Brazilian adult customers divided by the adult population of the country. Adult Population of the country forecast by IBGE. **Note 2:** Adult population is defined as 18+ years for Brazil. **Note 3:** 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date. **Note 4:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** IBGE, Nu.

Profitability Momentum Continues: 2024FY Nu Holdings ROE at 28%, Despite Significant Excess Capital

Financial Performance (US$MM)

Metrics	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	2023FY	2024FY
Revenues	2,405	2,736	2,849	2,943	2,989	8,029	11,517
YoY FXN	*57%*	*64%*	*65%*	*56%*	*50%*	*62%*	*58%*
Gross Profit	1,143	1,182	1,359	1,349	1,363	3,491	5,253
Margin	*48%*	*43%*	*48%*	*46%*	*46%*	*43%*	*46%*
Net Income (Loss)	361	379	487	553	553	1,031	1,972
Annualized ROE	*23%*	*23%*	*28%*	*30%*	*29%*	*18%*	*28%*
Adjusted Net Income (Loss)	396	443	563	592	610	1,197	2,208
Annualized ROE	*26%*	*27%*	*33%*	*33%*	*32%*	*21%*	*31%*

Note 1: 'ROE' stands for Return on Equity. It is annualized and a non-GAAP measure. Refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Our Performance in 2024 Against Our Company Priorities

Win in Mexico	Ramp up Secured Lending in Brazil	Progress High Income and Supercore in Brazil	Money Platform becoming a reality
• **10MM** Customers in 2024, +91% YoY *(~12% adult population)* • **US$4.5BN** Deposits in 2024, +438% YoY FXN • **5.6MM** Credit Card Customers, +70% YoY (48% didn't have a Credit Card before Nu) • **~50%** improvement in FPD, with 10% higher approval rates • **+30K** of physical contact points for Cash-in/Cash-out[1]	• **US$1.4BN** Portfolio, +615% YoY FXN *(23% of total lending portfolio)* • **+9** new agreements signed, increasing TAM to 70% • **12.0MM** Payroll Loans Eligible Customers • **>30%** of market share in FGTS Loans origination in Q4' 24 • **16%** of INSS Loans originations through portability	• **688K** Ultravioleta (UV) Customers, +132% YoY • **US$1.8BN** quarterly UV Credit Card PV in Q4'24, +106% YoY *(10% of BR credit card PV)* • **84** NPS, the best among Brazilian high-income customers • **16%** increase in Brand Consideration	• Over **1.0MM** Customers actively purchasing in our **Marketplace** • **Nu Travel Launch**, easy travel planning directly in the app, best price guaranteed, bundled with a Multi-Currency account • **NuCel Launch**, MVNO in partnership with Claro

Note 1: Considers partnership signed with OXXO on Jan/2025. **Note 2:** Adult population market share is calculated as the Nu's Mexican customers divided by the adult population of the country. Adult Population of the country from INEGI data and forecast by IMF. **Note 3:** Adult population is defined as 18+ years for Mexico. **Note 4:** 'FPD' stands for First Payment Default, referring to customers who become more than 10 days past due on their first scheduled payment. **Note 5:** 'TAM' stands for Total Addressable Market. **Note 6:** 'FGTS' refers to FGTS Anniversary Withdrawal Loans, the anticipation of unemployment benefit withdrawal from the Brazilian Severance Pay Fund for Length of Service. **Note 7:** 'INSS' stands for the Brazilian National Institute of Social Security. **Note 8:** 'PV' stands for Purchase Volume. **Note 9:** 'NPS' stands for Net Promoter Score. **Note 10:** 'Brand Consideration' refers to customers who see the brand as for 'someone like me'. **Note 11:** 'NuMarketplace Customers' relates to customers that have made at least one purchase in the last 12 months. **Note 12:** 'MVNO' stands for Mobile Virtual Network Operator. **Source:** Bain, INEGI, IMF, Nu.

Q4'24 Results



Strong Customer Acquisition and Solid Activity Rate



Customers (MM)
Customers YoY: +22%
Active Customers YoY: +22%
Active Customers (MM)
78.0
82.6
87.2
91.7
94.9
93.9
99.3
104.5
109.7
114.2
83.1%
83.2%
83.4%
83.6%
83.1%
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Activity Rate (%)

Note 1: 'Active Customers' relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period. **Note 2:** 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date. **Source:** Nu.

Compounding Effect of More Engagement and More Cross-sell Driving Ongoing ARPAC Expansion

Active Customers Using NuAccount as their Primary Banking Account (%)



Jan-24
Jan-23
Jan-22
Jan-21
Jan-20
Jan-19
Total: 61%
70%
60%
50%
40%
30%
20%
10%
0%
Months
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52 55 58 61 64 67 70 73 76 79 82 85 88 91 94

Number of Products Per Active Customer



Average: 4.1
4.0
3.0
2.0
1.0
Q1'17
Q4'24
Months
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85 89 93

Monthly ARPAC by Quarterly Cohort (US$ | FX Neutral)



US$ month/ customer
Avg. monthly ARPAC of US$10.7/month while more mature cohorts already reach ~US$25/month
For constant risk mix analysis, please refer to the Appendix.
$26
$25
$24
$23
$22
$21
$20
$19
$18
$17
$16
$15
$14
$13
$12
$11
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
Average: US$10.7
Q1'17
Q4'24
Months
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85 89 93

Note 1: 'Primary banking account' refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self-transfers. Percentage of customers with a primary banking relationship is calculated as active customers with a primary banking relationship as a percentage of total active customers that have been with Nu for more than 12 months. **Note 2:** 'Number of products per active customer' refers to the number of products used by an active customer. **Note 3:** 'ARPAC' stands for average revenue per active customer. 'Monthly ARPAC' is calculated as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Note 4:** The averages are calculated for the entire user base for each metric, respectively. **Note 5:** 'Active Customers Using NuAccount as their Primary Banking Account' and 'Number of Products Per Active Customer' are for Brazil only. **Source:** Nu.

Sustained Revenue Growth Fueled by Customer Acquisition and ARPAC Expansion

Monthly ARPAC (US$)



YoY: 23%
FXN
10.6
8%
FXN
11.4
6%
FXN
11.2
2%
FXN
11.0
5%
FXN
10.7
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

Revenues (US$MM)



YoY: 50%
FXN
2,405
15%
FXN
2,736
12%
FXN
2,849
8%
FXN
2,943
9%
FXN
2,989
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'Average revenue per active customer' or 'ARPAC' is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Source:** Nu.

Strong Performance for Both Credit Card and Lending Portfolios, with Lending Gaining More Relevance Over Time

Total Portfolio (US$BN)



Lending
Credit Cards
YoY: 45%
FXN
Credit Card: 28% FXN
Lending: 110% FXN
18.2
3.7
14.5
12% FXN
24% FXN
8% FXN
19.6
4.5
15.1
8% FXN
17% FXN
6% FXN
18.9
4.6
14.3
7% FXN
19% FXN
3% FXN
20.9
5.7
15.2
13% FXN
22% FXN
9% FXN
20.7
6.1
14.6
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

Total Portfolio (%)



Lending
Credit Cards
20%
80%
23%
77%
24%
76%
27%
73%
29%
71%
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All amounts are presented gross of provisions. **Note 3:** Total Portfolio includes US$104.9MM related to the purchase of secured lending portfolio from third-parties. **Source:** Nu.

Interest Earning Portfolio over Total Portfolio Consistently Outperforms the Market as Nu Expands Financial Products and Features

Credit Card IEP Evolution
(% of Total Receivables – Brazil Only)



Nu Interest Earning Installments Balance
Nu Revolving Balance
Nu Non-Interest Earning Balance
Market Interest Earning Installments Balance
Market Revolving Balance
Market Non-Interest Earning Balance
71%
6%
23%
77%
12%
11%
Q4'23
68%
6%
26%
76%
12%
12%
Q1'24
66%
6%
28%
77%
12%
11%
Q2'24
66%
6%
28%
77%
12%
11%
Q3'24
67%
6%
27%
80%
11%
9%
Q4'24

Note 1: 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Note 2:** All data presented is for Brazil only. **Note 3:** Nu Installments IEP includes 'boleto payments': allows customers to use their credit card for paying bills in installments; 'purchase financing': allows customers to transform existing credit card purchases in installments, directly in the app; 'PIX financing': allows customers to make PIX transactions using their credit card limit; and its respective past due balances; 'cash-in': allows customers to convert their credit card limit into cash in their account. **Note 4:** Revolving includes all revolving balances (i.e.: customer makes the minimum payment in monthly billing cycle) and past due balances (excluding those in Note 3). **Note 5:** Market balances excludes Nu. **Source:** Nu, Brazilian Central Bank.

Sustained Sequential Growth in Secured and Unsecured Loan Origination



Originations (R$BN)
Brazil Only
Unsecured Lending
Secured Lending
YoY: 84%
BRL
10.0
1.0
9.0
6.4%
Q4'23
23% BRL
70% BRL
18% BRL
12.3
1.7
10.6
6.2%
Q1'24
6% BRL
6% BRL
6% BRL
13.0
1.8
11.2
6.3%
Q2'24
22% BRL
39% BRL
20% BRL
15.9
2.5
13.4
5.8%
Q3'24
16% BRL
12% BRL
16% BRL
18.4
2.8
15.6
5.9%
Q4'24
Credit Yield (%)

Note 1: Amounts are presented in Brazilian Reais. **Note 2:** Credit Yield is the average rate of the loans originated in the last month of each quarter. **Note 3:** Secured Lending includes Payroll Deductible Loans, FGTS Deductible Loan, INSS Deductible Loan and Investment Backed Loans (IBL). **Note 4:** Unsecured Lending includes both individuals and Small and Medium-sized Enterprises (SMEs). **Note 5:** Loan originations presented in this slide are 100% organic, generated exclusively through our platform, with our own customer base and do not include any portfolio acquisitions from third parties. **Source:** Nu.

Robust Deposit Franchise Fueled By Volume Growth and Cost of Deposits Aligned with Nu's Strategy in New Geos

Deposits (US$BN)



Brazil
Mexico
Colombia
YoY: 55%
FXN
23.7
1.0
22.7
80%
Q4'23
6% FXN
119% FXN
0% FXN
24.3
2.3
22.0
84%
Q1'24
16% FXN
61% FXN
10% FXN
25.2
0.2
3.3
21.7
87%
Q2'24
9% FXN
299% FXN
27% FXN
6% FXN
28.3
0.9
3.9
23.5
89%
Q3'24
16% FXN
55% FXN
20% FXN
11% FXN
28.9
1.3
4.5
23.1
89%
Q4'24
Cost of Deposits as a % of Interbank Rate

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** Rates presented are calculated as the ratio between the interest expenses paid to customers in the period and the interest income of the same deposits yielding 100% of the respective interbank rate: Mexico ("TIE"), Colombia ("IBR") and Brazil ("CDI"). **Source:** Nu, BCB, Banxico, Banrep.

Net Interest Income Expansion Driven by Growth in Interest Earning Portfolio



NII (US$MM) & NIM (%)
YoY: 57%
FXN
1,345.7
21%
FXN
1,619.5
14%
FXN
1,718.1
4%
FXN
1,712.8
9%
FXN
1,745.7
18.3%
19.5%
19.8%
18.4%
17.7%
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
NIM
(%)

Note 1: 'NII' stands for Net Interest Income and is calculated as interest income and gains (losses) on financial instruments minus interest and other financial expenses. **Note 2:** 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other receivables ix) Other financial assets at amortized cost x) Securities. **Note 3:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Low Cost to Serve Underscores Operating Leverage Potential

Cost to Serve per Active Customer (US$)



YoY: 11%
FXN
0.9
0%
FXN
0.9
8%
FXN
0.9
-15%
FXN
-10%
FXN
adjusted
0.8
21%
FXN
14%
FXN
adjusted
0.8
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'Cost to serve' is defined as the monthly average of the sum of transactional expenses, customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Note 3:** Q3'24 one-off adjustment was related to cloud service provider retroactive fixed FX correction relocated from Customer Service to G&A. **Source:** Nu.

Sustained Gross Profit Growth, Despite FX Headwinds

Gross Profit (US$MM)



YoY: 44%
FXN
1,143.2
4% FXN
1,181.6
23% FXN
1,359.4
3% FXN
1,348.6
8% FXN
1,363.4
47.5%
43.2%
47.7%
45.8%
45.6%
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Gross Profit Margin (%)

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Strong Track Record of Driving Operating Leverage as Business Scales

Efficiency



NII + F&C (US$MM)
Costs (US$MM)
Efficiency Ratio
91.6%
72.7%
72.3%
75.8%
65.6%
58.2%
55.1%
47.4%
39.0%
35.4%
35.0%
36.0%
32.1%
32.0%
31.4%
29.9%
213.3
(195.3)
22% FXN
-3% FXN
278.9
(202.7)
38% FXN
37% FXN
379.5
(274.3)
29% FXN
35% FXN
459.0
(347.8)
19% FXN
3% FXN
604.2
(396.2)
22% FXN
8% FXN
750.0
(436.1)
19% FXN
13% FXN
847.0
(466.4)
22% FXN
5% FXN
1,043.0
(494.0)
11% FXN
-9% FXN
1,178.5
(460.1)
16% FXN
5% FXN
1,415.2
(500.8)
12% FXN
11% FXN
1,599.1
(560.1)
13% FXN
16% FXN
1,799.3
(646.9)
16% FXN
4% FXN
2,075.2
(665.9)
13% FXN
13% FXN
2,183.5
(698.3)
4% FXN
2% FXN
2,182.2
(684.3)
10% FXN
5% FXN
2,241.3
(669.5)
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

Note 1: 'NII' stands for Net Interest Income and is calculated as interest income and gains (losses) on financial instruments minus interest and other financial expenses. **Note 2:** 'F&C' stands for Fee and Commission Income. **Note 3:** 'Costs' include transactional costs and operating expenses. **Note 4:** Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income. **Note 5:** Q4'22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81%, and Unadjusted Costs was US$849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Sustained Growth in Both Net Income and Adjusted Net Income


Net Income (US$MM)
Adjusted Net Income YoY: +87% FXN
Adj. Net Income (MM)
Adj. Net Income Margin (%)
395.8
17%
442.7
16%
562.5
20%
592.2
20%
610.1
20%
YoY: 85% FXN
360.9
6% FXN
378.8
38% FXN
487.3
18% FXN
553.4
7% FXN
552.6
15%
14%
17%
19%
18%
Net Income Margin (%)
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Q4'24
Credit Underwriting



Lucas Oliveira
nu

Delinquency Ratios Tracking Expectations

15-90 NPLs

Brazil Consumer Credit Portfolio



2.5%
3.1%
3.0%
2.6%
2.3%
3.0%
2.6%
2.5%
2.2%
3.4%
2.2%
1.2%
1.3%
2.4%
2.2%
2.3%
2.6%
3.7%
3.7%
4.2%
3.7%
4.4%
4.3%
4.2%
4.1%
5.0%
4.5%
4.4%
4.1%
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

90+ NPLs

Brazil Consumer Credit Portfolio



5.0%
4.9%
5.1%
5.6%
5.1%
5.1%
5.1%
5.0%
4.5%
5.0%
6.2%
5.2%
3.7%
3.0%
3.0%
3.2%
3.1%
3.5%
4.1%
4.7%
5.2%
5.5%
5.9%
6.1%
6.1%
6.3%
7.0%
7.2%
7.0%
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

Note 1: Includes both credit card and lending excluding SMEs (Small and Medium-sized Enterprises). **Note 2:** 'NPL' is a nonperforming loan. **Note 3:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured lending from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4:** Information presented for Brazil only. **Source:** Nu.

NPL Ratios Over IEP Balance Imply Stable Credit Risk Through the Product Cycle

15-90 NPLs Over IEP Balance

Brazil Consumer IEP



19.9%
13.0%
7.9%
8.8%
12.8%
10.0%
8.6%
8.4%
10.7%
10.7%
12.1%
10.7%
11.3%
10.4%
9.7%
9.4%
10.3%
8.9%
8.4%
7.8%
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

90+ NPLs Over IEP Balance

Brazil Consumer IEP



28.8%
36.8%
35.5%
25.4%
15.6%
13.6%
11.9%
10.2%
10.0%
12.1%
13.6%
15.1%
14.1%
14.3%
14.1%
13.9%
12.9%
13.9%
13.8%
13.2%
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

Note 1: Includes credit card revolving, credit card financing, unsecured lending and secured lending, excluding SMEs (Small and Medium-sized Enterprises). **Note 2:** 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Note 3:** 'NPL' is a nonperforming loan. **Note 4:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured lending from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 5:** Information presented for Brazil only. **Source:** Nu.

Frictionless Renegotiation Experience Helps Limit Impact on Risk

Renegotiated Balance (US$BN)

Brazil Credit Portfolio


% Renegotiated Before 15 Days Overdue
% Renegotiated Between 15 & 90 Days Overdue
% Renegotiated After 90 Days Overdue
% Renegotiated Over Total Balance
4.7%
5.7%
7.0%
7.4%
8.3%
8.9%
9.4%
9.6%
10.6%
11.3%
11.3%
10.6%
0.4
7%
24%
69%
0.5
7%
29%
64%
0.6
7%
31%
61%
0.8
9%
34%
57%
1.0
10%
34%
56%
1.2
11%
35%
53%
1.4
12%
34%
54%
1.6
12%
34%
54%
1.9
11%
33%
56%
2.0
12%
33%
55%
2.2
13%
32%
54%
2.0
14%
32%
53%
Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24

Coverage Ratio & NPLs of Renegotiated Balance (%)


Coverage Ratio 90+ NPLs
% NPL 90+
403.5%
319.1%
300.2%
267.0%
260.6%
251.5%
248.4%
243.5%
239.7%
221.4%
211.2%
200.2%
8.7%
11.5%
13.0%
14.8%
15.2%
16.7%
17.4%
18.1%
18.3%
20.1%
22.1%
24.1%
Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24

Note 1: Includes both credit card and personal loans. **Note 2:** The information presented is for Brazil only. **Note 3:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4:** 'NPL' is a nonperforming loan. **Source:** Nu.

Risk-Adjusted NIM Performance Reflecting Portfolio Growth and Reduction in Cost of Risk

Credit Loss Allowance (US$MM) & Risk Adj. NIM (%)



592.5
10.2%
Q4'23
41%
FXN
830.7
9.5%
Q1'24
-2%
FXN
759.8
11.0%
Q2'24
6%
FXN
774.1
10.1%
Q3'24
12%
FXN
804.4
9.5%
Q4'24
Risk Adj. NIM (%)

Note 1: 'CLA' stands for Credit Loss Allowance Expenses. **Note 2:** 'Risk Adj. NIM' stands for Risk Adjusted Net Interest Margin, is annualized, and is calculated by dividing NII (Net Interest Income) net of CLA (Credit Loss Allowance) by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through other comprehensive income; iv) Compulsory deposits at central banks; v) Credit Card Interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other receivables; ix) Other financial assets at amortized cost; and x) Securities. **Note 3:** The amount of CLA is related to the Credit Loss Allowance net of Recoveries. **Source:** Nu.

Nu has Shown Superior Credit Underwriting Across Risk Scores for Credit Cards

NPL 90+ By Risk Band

Defined by Risk Score



Nu
Market
2 to 200
46.4%
49.7%
27.5%
31.9%
Jan 23
Sep 24
201 to 400
26.7%
29.2%
14.2%
18.3%
Jan 23
Sep 24
401 to 500
5.8%
7.2%
2.2%
3.3%
Jan 23
Sep 24
501 to 600
0.8%
0.9%
0.3%
0.4%
Jan 23
Sep 24
601 to 700
0.19%
0.14%
0.07%
0.07%
Jan 23
Sep 24
701 to 1,000
0.10%
0.06%
0.04%
0.06%
Jan 23
Sep 24

Note 1: Credit card delinquency rates refer to the NPL 90+ of the portfolio in each month, where NPL 90+ is defined as the sum of outstanding credit balances with at least one payment past due for 90 days, divided by the total credit balance of the portfolio. **Note 2:** The Risk Score corresponds to the rating assigned by Equifax | Boa Vista at a specific date. **Note 3:** 'NPL' is a nonperforming loan, where a borrower is 90 days past due. **Note 4:** All data present is for Brazil only. **Source:** Nu, Equifax | Boa Vista.

Wrapping Up



Looking Ahead

Three Act Strategy

Act I: Building the Largest and Most Loved Retail Banking Franchise in LatAm

Act II: Expand Beyond Financial Services

Act III: A Global AI-Driven Digital Banking Model



Source: Nu.

Q&A


R$ 238,16
Histórico
Mercado



appendix

Purchase Volume Growth Remains Strong YoY

Purchase Volume (US$BN)



Prepaid/Debit Cards
Credit Cards
YoY: 20%
FXN
Credit Card: 20% FXN
Prepaid/Debit Card: 18% FXN
32.6
11.9
20.7
Q4'23
-4% FXN
-7% FXN
-2% FXN
31.1
10.9
20.2
Q1'24
8% FXN
9% FXN
8% FXN
31.3
11.0
20.3
Q2'24
3% FXN
3% FXN
3% FXN
30.9
10.9
20.0
Q3'24
12% FXN
14% FXN
11% FXN
32.2
11.6
20.6
Q4'24

Purchase Volume per Customer (US$)



FXN US$ month/ customer
For constant risk mix analysis, please refer to Adj. Purchase Volume slide
$350
$300
$250
$200
$150
$100
$50
$0
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85 89
Q1'17
Q4'24

Note 1: Amounts are presented in US dollars and growth rates and Purchase Volume per Customer on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** The average represents the average monthly purchase volume per customer defined as the total purchase volume of the period divided by the number of months in the period and divided by the average number of individual customers during the period (average number of individual customers is defined as the average of the number of monthly customers at the beginning of the period measured, and the number of monthly customers at the end of the period). **Note 3:** Purchase volume is defined as the total value of transactions that are authorized through our credit, debit and pre-paid cards; it does not include other payment methods that we offer such as PIX, a payment system that allows real-time payments and transfers launched by the Central Bank of Brazil, or WhatsApp payments. **Source:** Nu.

Consistent Growth and ARPAC Acceleration Across All Cohorts Adjusted By Constant Risk Mix



Adj. Purchase Volume (US$)
per Customer
FXN US$ month/ customer
Brazil Only
$400
$350
$300
$250
$200
$150
$100
$50
$0
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85 89
Q1'17
Q4'24



Adj. ARPAC (US$)
FXN US$ month/ customer
Brazil Only
$20
$15
$10
$5
$0
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85 89
Q1'17
Q4'24

Note 1: Amounts are presented on an FX neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All numbers presented here are for Brazil only. **Note 3:** Constant risk mix is defined as constant weight of initial risk bands across all cohorts using Q1'17 as base. **Source:** Nu.

Comfortable Capital and Liquidity Positions

Capital Position (US$Bn)



Nu Holdings Cash & Equivalents
Capital Excess
Capital Requirement
4.1
2.1
2.0
2.15x
6.3
2.2
2.1
2.0
Capital in our Geos
Nu Holdings

Liquidity Position (US$Bn)



LDR
39%
11.2
28.9
Interest Earning Portfolio
Total Deposits

Note 1: Brazil figures consider the Capital Adequacy Ratio (CAR) requirement of 8.75%, applicable to the conglomerate led by Nu Pagamentos S.A. as of December 2024, according to BCB Resolution No. 200/22. Mexico's figures consider the NICAP required for a SOFIPO type 4, equivalent to a Capital Adequacy ratio of 10.5%; Colombia's figures consider a minimum Capital Adequacy Ratio of 10.5%, applicable to Nu Financiera, as a regulated entity. **Note 2:** 'LDR' stands for Loan to Deposit Ratio. **Source:** Nu.

Formation Ratios Tracking Expectations

NPL Formation

Brazil Consumer Credit Portfolio


2.5%
2.9%
2.6%
1.9%
2.0%
1.9%
1.6%
1.6%
2.6%
1.1%
0.4%
0.9%
1.8%
1.7%
1.6%
2.1%
2.9%
3.0%
3.2%
2.9%
3.2%
3.0%
3.0%
3.3%
3.9%
3.5%
3.4%
Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24

Stage 3 Formation

Brazil Consumer Credit Portfolio


2.5%
2.9%
2.7%
1.9%
2.0%
1.9%
2.0%
1.6%
2.6%
1.1%
0.4%
0.9%
2.0%
1.9%
1.7%
2.3%
3.1%
3.2%
3.4%
3.1%
3.4%
3.3%
3.4%
3.7%
4.2%
3.6%
3.6%
Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24

Note 1: Includes both credit card and lending, excluding SMEs (Small and Medium-sized Enterprises). **Note 2:** 'NPL' is a nonperforming loan. **Note 3:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured lending from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4:** Information presented for Brazil only. **Note 5:** Normalization used in this calculation follows similar principles of those adopted in this presentation for NPL and RAM, with the additional adjustments in this case of write-offs, which vary in methodology for credit cards (360 days) and personal loans (120 days) according to our IFRS accounting principles **Source:** Nu.

Coverage Ratios Reflect NPL Dynamics

Coverage Ratio Over Total Balance

Brazil Consumer Credit Portfolio


6.2%
6.6%
6.3%
5.5%
6.0%
8.8%
8.7%
7.7%
9.0%
8.6%
7.9%
7.4%
7.8%
7.2%
7.5%
8.1%
9.1%
9.7%
10.6%
10.9%
11.6%
12.6%
13.5%
13.7%
14.4%
14.8%
15.3%
14.9%
Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24

Coverage Ratio Over NPL 90+

Brazil Consumer Credit Portfolio


120.7%
123.2%
113.4%
109.6%
118.4%
173.0%
174.6%
170.0%
180.3%
139.3%
150.7%
199.0%
262.6%
242.5%
238.0%
257.5%
263.9%
235.2%
223.0%
208.6%
213.3%
213.9%
222.2%
225.4%
229.1%
210.7%
211.9%
215.0%
Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24

Note 1: Includes both credit card and lending, excluding SMEs (Small and Medium-sized Enterprises). **Note 2:** The information presented is for Brazil only. **Note 3:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured lending from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4:** 'NPL' is a nonperforming loan. **Source:** Nu.

Portfolio Growth Continues to be the Main Factor of Provision Balance Increase

Provisions Bridge (US$MM, FXN)



(204)
476
2,912
3,184
Q3'24 ECL
Growth
Other
Q4'24 ECL

Note 1: The information presented is for Nu Holdings and includes both credit card and lending provision balance. **Note 2:** Amounts presented in FX neutral. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 3:** 'ECL' stands for Expected Credit Losses. **Source:** Nu.

Loan Portfolio (FX Neutral) (1/2)

Steady Credit Book Expansion

Total Portfolio (FXN US$BN)



Lending
Credit Card IEP
Credit Card non-IEP
YoY: 45%
FXN
Lending: 110% FXN
Credit Card IEP: 46% FXN
Credit Card non-IEP: 20% FXN
14.3
2.9
3.5
7.9
Q4'23
11% FXN
24% FXN
20% FXN
3% FXN
15.9
3.6
4.2
8.1
Q1'24
8% FXN
17% FXN
12% FXN
2% FXN
17.2
4.2
4.7
8.3
Q2'24
7% FXN
19% FXN
4% FXN
2% FXN
18.4
5.0
4.9
8.5
Q3'24
13% FXN
22% FXN
4% FXN
12% FXN
20.7
6.1
5.1
9.5
Q4'24

Note 1: Both amounts and growth rates are presented an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All amounts are presented gross of provisions. **Note 3:** 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Note 4:** Total Portfolio includes US$104.9MM related to the purchase of secured lending portfolio from third-parties. **Source:** Nu.

Loan Portfolio (FX Neutral) (2/2)

Steady Credit Book Expansion

Total Portfolio (FXN US$BN)



Lending
Credit Card IEP
Credit Card non-IEP
YoY: 45%
FXN
Lending: 110% FXN
Credit Card IEP: 46% FXN
Credit Card non-IEP: 20% FXN
14.3
2.9
3.5
7.9
Q4'23
11% FXN
24% FXN
8% FXN
15.9
3.6
4.2
8.1
Q1'24
8% FXN
17% FXN
6% FXN
17.2
4.2
4.7
8.3
Q2'24
7% FXN
19% FXN
3% FXN
18.4
5.0
4.9
8.5
Q3'24
13% FXN
22% FXN
9% FXN
20.7
6.1
5.1
9.5
Q4'24

Note 1: Both amounts and growth rates are presented on FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All amounts are presented gross of provisions. **Note 3:** 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Note 4:** Total Portfolio includes US$104.9MM related to the purchase of secured lending portfolio from third-parties. **Source:** Nu.

Non-IFRS Financial Measures and Reconciliations

This presentation includes financial measures defined as "non-IFRS financial measures" by the SEC, including: Adjusted Net Income and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation.

Adjusted Net Income is presented because management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of the operating and financial performance of the Company, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Nu also uses Adjusted Net Income as a key profitability measure to assess the performance of the business. Nu believes Adjusted Net Income is useful to evaluate operating and financial performance for the following reasons:

- Adjusted Net Income is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired; and
- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how the business is performing at any particular time and the related expenses (and their subject impacts in the market value of assets and liabilities) are not key measures of core operating performance.

Adjusted Net Income is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, the calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, measure may not be comparable to those of other companies.

Non-IFRS Financial Measures and Reconciliations

Adjusted Net Income

Nu Holdings - Consolidated	As reported For the three months ended December 31,		As reported For the year ended December 31,	
Adjusted Net Income (US$ million)	**2024**	**2023**	**2024**	**2023**
Profit attributable to shareholders of the parent company	552.6	360.9	1,972.1	1,030.6
Share-based compensation	68.9	65.9	408.2	289.3
Allocated tax effects on share-based compensation	(21.4)	(21.5)	(137.3)	(89.7)
Hedge of the tax effects on share-based compensation	10.0	(9.5)	(35.5)	(33.7)
Adjusted Net Income for the period	**610.1**	**395.8**	**2,207.5**	**1,196.5**

Source: Nu.

Non-IFRS Financial Measures and Reconciliations

Q4'22 and FY22 Metrics adjusted by the CSA cancellation

Nu Holdings - Consolidated	December 31, 2022		
US$ million	**As presented in the financial statements**	**CSA termination adjustment**	**As presented in the earnings presentation**
Net income (loss) – for the three-month period ended	(297.6)	355.6	58.0
Net income (loss) – for the year ended	(364.6)	355.6	(9.1)
Costs – for the three-month period ended	(849.6)	355.6	(494.0)
Total operating expenses – for the three-month period ended	(800.1)	355.6	(444.5)
Total operating expenses – for the year ended	(1,972.0)	355.6	(1,616.4)

Nu Holdings - Consolidated	December 31, 2022		
	Calculated using financial statements	**CSA termination adjustment**	**As presented in the earnings presentation**
Efficiency ratio – for the three-month period ended	81.5%	(34.1)%	47.4%

Note 1: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII (Net Interest Income) and Fees and Commission Income. **Note 2:** Costs include transactional costs and operating expenses. **Source:** Nu.

Non-IFRS Financial Measures and Reconciliations

Equity and Annualized ROE/Adjusted ROE

US$ million	Reconciliation - ROE						
Nu Holdings - Consolidated	**Q4'23**	**Q1'24**	**Q2'24**	**Q3'24**	**Q4'24**	**FY23**	**FY24**
Total equity at the end of the period/year	6,406.4	6,802.7	6,923.4	7,644.3	7,647.1	6,406.4	7,644.3
Net Income for the period/year	360.9	378.8	487,2	553.4	552.6	1,030.5	1,972.1
Adjusted Net Income for the period/year	395.8	442.7	562,5	592.2	610.1	1,196.5	2,207.5
Annualized ROE	**23%**	**23%**	**28%**	**30%**	**29%**	**18%**	**28%**
Annualized Adjusted ROE	**26%**	**27%**	**33%**	**33%**	**32%**	**21%**	**31%**

Note 1: 'ROE' stands for Return on Equity. It is annualized. **Source:** Nu.

Non-IFRS Financial Measures and Reconciliations

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended December 31, 2023 were calculated by multiplying the as reported amounts of Adjusted Net Income and the key business metrics for such period by the average Brazilian reais / U.S. dollars exchange rate for the three months ended December 31, 2023 (R$4.9383 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended December 31, 2024 (R$5.9773 to US$1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended December 31, 2024.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended December 31, 2024 and 2023 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of December 31, 2024 (R$6.1736 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on December 31, 2023. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

Non-IFRS Financial Measures and Reconciliations

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian entities is the Colombian Peso ("COP").

As of January 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9157, MXN 17.0776 and COP 3,919.7314 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 4.9554, MXN 17.2133 and COP 3,915.9800 to US$ 1.00).

As of February 29, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9632, MXN 17.0855 and COP 3,930.5262 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.9703, MXN 17.0542 and COP 3,926.0500 to US$ 1.00).

As of March 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9797, MXN 16.7634 and COP 3,901.2955 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.0145, MXN 16.5586 and COP 3,859.4300 to US$ 1.00).

As of April 30, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.1267, MXN 16.7992 and COP 3,866.3541 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1936, MXN 17.1402 and COP 3,921.7400 to US$ 1.00).

As of May 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.1356, MXN 16.8084 and COP 3,866.1114 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.2459, MXN 17.0119 and COP 3,868.1900 to US$ 1.00).

As of June 30, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.3968, MXN 18.2429 and COP 4,063.0875 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.5941, MXN 18.3183 and COP 4,148.6800 to US$ 1.00).

As of July 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.5439, MXN 18.1169 and COP 4,034.8926 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.6505, MXN 18.6170 and COP 4,064.4600 to US$ 1.00).

Non-IFRS Financial Measures and Reconciliations

As of August 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.5539, MXN 19.1871 and COP 4,070.7200 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.6075, MXN 19.7282 and COP 4,177.5300 to US$ 1.00).

As of September 30, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.5408, MXN 19.6054 and COP 4,191.7043 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.4500, MXN 19.6915 and COP 4,204.3400 to US$ 1.00).

As of October 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.6241, MXN 19.7000 and COP 4,268.0491 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.7874, MXN 20.0375 and COP 4,426.2900 to US$ 1.00).

As of November 30, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.8053, MXN 20.3132 and COP 4,412.0130 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.9710, MXN 20.3759 and COP 4,432.9700 to US$ 1.00).

As of December 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 6.1085, MXN 20.2679 and COP 4,386.4271 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 6.1736, MXN 20.8272 and COP 4,405.6300 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

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